UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

Columbus, Ohio 43230

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

Limited Brands, Inc. and

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions, delinquent participant contributions, and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio

June 28, 2010

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments	$568,133,128	$433,765,873
Wrapper contracts (at fair market value)	541,035	378,075

Total investments	568,674,163	434,143,948

Receivable for contributions:
Employer	30,128,944	23,532,347
Participants	—	—

Total receivable for contributions	30,128,944	23,532,347
Cash and cash equivalents	1,339,864	761,862
Due from brokers	1,534,919	1,664,867
Accrued interest and dividends	524,267	555,355
Accrued fees	152,401	158,886

Total assets	602,354,558	460,817,265

Liabilities
Administrative expenses payable	379,306	419,837
Due to brokers	16,353,280	11,170,243

Total liabilities	16,732,586	11,590,080

Net assets reflecting all investments at fair value	585,621,972	449,227,185

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,556,051	13,923,308

Net assets available for benefits	$591,178,023	$463,150,493

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$106,003,386	$(177,921,914)
Earnings from investment contracts	3,551,178	7,739,140
Earnings from mutual funds	3,361,546	7,187,496
Dividends	2,386,848	2,269,630
Earnings from common collective trusts	5,284	84,700
Other earnings	652,211	752,834

Total investment income (loss)	115,960,453	(159,888,114)

Contributions:
Employer	47,234,624	40,192,362
Participant deferrals	29,282,152	29,395,833
Participant rollovers	600,371	1,341,374

Total contributions	77,117,147	70,929,569

Total additions	193,077,600	(88,958,545)

Deductions:
Distributions to participants	63,201,035	66,415,292
Administrative expenses	1,849,035	2,095,421

Total deductions	65,050,070	68,510,713

Net increase (decrease) prior to transfers	128,027,530	(157,469,258)

Transfers:
Transfer of net assets available due to divestiture of affiliate	—	(1,225,844)
Net assets available for benefits:
Beginning of year	463,150,493	621,845,595

End of year	$591,178,023	$463,150,493

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (“the Plan”) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (“the Employer”) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of January 1, 2009) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s retirement contribution:

On an annual basis, the Employer provides retirement contributions equal to a percentage of annual eligible compensation to such eligible participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. The retirement contributions percentages are determined based on each eligible participant’s years of vested service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limits were $245,000 and $230,000 for the Plan years ended December 31, 2009 and 2008, respectively. The total retirement contribution percentages are as follows:

Years of Vested Service	Earnings Up To Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of each participant’s voluntary contributions up to 4% of annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Participant voluntary contributions:

Participants may elect to make voluntary tax-deferred contributions of 1% to 15% of annual eligible compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants age 50 or above before the end of the Plan Year whose contributions to the Plan reach either the maximum percent of his or her annual compensation allowed by the Plan or the maximum dollar amount allowed by the Plan, are eligible to make voluntary “catch up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($5,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively). Catch-up contributions are not eligible for employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Employer periodically reviews and may make changes to the investment choices available in order to provide alternatives which can be used by Plan participants to meet their investment objectives and financial goals. The Plan’s investment options offered as of December 31, 2009 include six mutual funds, one unitized pooled mutual fund, six common collective trusts, one pooled account of the Employer’s common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-managed brokerage accounts. In addition, the Plan maintains two pooled accounts for the common stock of former affiliates into which no additional investments are allowed.

If a participant makes no investment fund election, any contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Schwab Managed Retirement Trust Fund, which is selected based on the participant’s date of birth.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vested service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. The following is a summary of vesting percentages in the Employer’s retirement contributions:

Years of Vested Service	Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Payment of Benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, become payable. Terminated participants whose vested account balances are greater than $1,000 have the option of leaving their accounts invested in the Plan until age 65.

Participants whose account balances are invested in pooled accounts of Employer stock have the option of receiving such amounts in whole shares of Employer securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

An actively-employed participant who is fully vested in his or her account may obtain an in-service early withdrawal from his or her account based on the percentage amounts designated by the Plan. An actively-employed participant who is partially or fully vested may also request a hardship distribution from his or her vested account balance due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid to participants withdrawn from the Plan were $4,439 and $521,645 as of December 31, 2009 and 2008, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures used to reduce contributions were $1,508,333 and $6,499,891 for the years ended December 31, 2009 and 2008, respectively. Forfeitures used to pay administrative expenses were $189,366 and $283,197 for the years ended December 31, 2009 and 2008, respectively. There were no unused forfeitures at December 31, 2009 or 2008.

Administrative Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1)	a participant fee of $2.50 per quarter;
2)	third-party administrative expenses allocated to participant accounts based on the total number of accounts;
3)	a $20 disbursement fee for any withdrawals and terminations; and
4)	a $50 annual fee for participants having a self-managed brokerage account.

Investments in the Limited Brands, Inc., Dress Barn, Inc. (formerly Tween Brands, Inc.), and Abercrombie & Fitch Co. common stock funds are charged an administrative fee of 3 basis points on such investment fund balances through a reduction in earnings. Investments in the Plan’s Stable Value Fund are charged an administrative fee of 30 basis points on such investment fund balances through a reduction in earnings.

The Employer pays any additional Plan expenses from accumulated forfeitures.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

The investment funds pay certain administrative fees to the Plan’s trustee by crediting the Plan’s trust accounts, from which the Plan’s trustee subsequently withdraws such fee payments. Fees passed through the Plan’s trust accounts in this manner were $616,644 and $675,437 for the years ended December 31, 2009 and 2008, respectively, and are reported in the Plan’s financial statements as administrative expenses and also as other earnings.

Employer Divestiture

Effective August 3, 2007, the Employer divested 75% of its ownership in Limited Stores, LLC (“Limited Stores”), an affiliate of the Employer, to an outside investor group. The Employer retained a 25% interest in Limited Stores. In connection with the sale, all participating associates of Limited Stores became fully vested in their account balance. The impacted participants’ account balances were transferred directly into a new plan sponsored by Limited Stores. The total amounts transferred from the Plan were $22,241,984 in 2007 and an additional $1,225,844 in 2008. No funds were transferred during 2009.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Use of Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Notes 1, 3, 4, 5 and 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recently Issued Accounting Pronouncements

In April of 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC” or “Codification”) 820, Fair Value Measurements and Disclosures. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and a significant adjustment to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan.

In May 2009, the FASB issued authoritative guidance included in ASC 855, Subsequent Events, which incorporates guidance on subsequent events into authoritative accounting literature and clarifies the time following the balance sheet date that must be considered for subsequent events disclosures in the financial statements. The adoption of this guidance, which requires disclosure of the date through which subsequent events have been reviewed, did not change the Plan’s procedures for reviewing subsequent events. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 to amend ASC 855, Subsequent Events, to not require public filers to disclose the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (“GAAP”), which reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. It also includes relevant SEC guidance that follows the same topical structure in separate sections in the Codification. The historical U.S. GAAP references were changed to comply with the Codification. The adoption of this guidance did not impact the Plan since the Codification is not intended to change or alter existing U.S. GAAP.

In September 2009, the FASB issued ASU 2009-12, which amends ASC 820, Fair Value Measurements and Disclosures. This guidance requires new disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this ASU did not have a material impact on the Plan.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan will adopt this guidance for 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Plan will adopt in 2011.

Adjustment from Fair Value to Contract Value

In accordance with the FASB authoritative guidance included in ASC 962, Defined Contribution Pension Plans, the Statements of Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The adjustment amount represents the difference between market value and contract value of the Plan’s synthetic guaranteed investment contracts and common collective trusts which invest in these types of investments.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts and no adjustment from fair value to contract value is required.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements and footnotes to conform to 2009 presentation.

3. Investments

The Plan’s investments are held by Wachovia Bank, N.A., trustee of the Plan.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

The following table presents balances at December 31, 2009 and 2008 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets at December 31, 2009 or 2008 are separately identified.

	December 31,
	2009	2008
Investments at fair value as determined by:
Quoted market price:
Common stocks:
Limited Brands, Inc.	$73,820,032	$38,579,162
Common stocks – other	4,415,567	3,002,221
Mutual funds:
Vanguard Institutional Index Fund	75,305,885	59,624,523
Allianz CCM Capital Appreciation Fund	40,542,156	33,791,254
Dodge & Cox Stock Fund	37,867,986	26,492,039
Artisan International Investor Shares	34,444,360	22,199,161
Mutual funds – other	46,695,318	34,530,751
Other investments	19,203	30,277
Estimated fair value:
Synthetic investment contracts:
RiverSource Trust Bond Fund	23,013,972	25,496,171
RiverSource Trust Money Market Fund I	14,576,389	23,896,978
Synthetic investment contracts – other	125,735,103	96,451,819
Common collective trusts	68,400,612	52,916,568
Unitized pooled mutual fund	23,837,580	17,133,024

Total investments at fair value	$568,674,163	$434,143,948

The appreciation (depreciation) in fair value of the Plan’s investments, including investments bought, sold, and held during the year, for the years ended December 31, 2009 and 2008, is as follows:

	December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments as determined by:
Quoted market price:
Common stocks	$38,060,342	$(38,593,231)
Mutual funds	49,014,901	(124,482,323)
Other investments	79,763	(29,085)

	87,155,006	(163,104,639)
Estimated fair value:
Common collective trusts	16,239,700	(15,444,583)
Unitized pooled mutual fund	2,608,680	627,308

	18,848,380	(14,817,275)

Net appreciation (depreciation) in fair value of investments	$106,003,386	$(177,921,914)

4. Fair Value Measurements

The authoritative guidance included in ASC 820, Fair Value Measurements and Disclosure, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted market prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds and common stocks: are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts (“CCTs”) and the unitized pooled mutual fund: are valued at the respective net asset values (“NAV”) as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Synthetic investment contracts (“SGICs”): are portfolios of securities (debt securities or units of common collective trusts) owned by the Plan with wrapper contracts. The fair value of such wrapper contracts is determined based on the present value of the expected contract fees discounted at current market rates. A limited number of the underlying investments in debt

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

securities (corporate debt instruments, U.S government and federal agency obligations and U.S. government-sponsored enterprise obligations) are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specified security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within either Level 2 or 3 of the valuation hierarchy. SGICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. These are classified under Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008. ASC 820-10 requires investments to be shown by major security types. This ASC does not require disclosures for earlier periods presented for comparative purpose at initial adoption.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common collective trusts
(CCT) Equity funds (a)	$—	$68,400,612	$—	$68,400,612
Common stocks
Retail industry	76,268,790	—	—	76,268,790
Other	1,966,809	—	—	1,966,809

Total common stocks	78,235,599	—	—	78,235,599

Mutual funds
Balanced funds	24,862,570	—	—	24,862,570
Equity funds	175,278,799	—	—	175,278,799
International funds	34,567,080	—	—	34,567,080
Other funds	147,256	—	—	147,256

Total mutual funds	234,855,705	—	—	234,855,705

Synthetic investment contracts:
CCT bond funds (b)	—	23,013,972	—	$23,013,972
Corporate bonds	—	35,568,643	513,259	36,081,902
CCT fixed income funds (c)	—	24,242,742	—	24,242,742
Foreign bonds	—	1,765,855	—	1,765,855
Government obligations	13,070,908	64,609,050	—	77,679,958
Wrapper contracts	—	—	541,035	541,035

Total synthetic investment contracts	13,070,908	149,200,262	1,054,294	163,325,464

Unitized pooled mutual (d) bond fund	—	23,837,580	—	23,837,580
Other investments	14,400	4,803	—	19,203

Total assets at fair value	$326,176,612	$241,443,257	$1,054,294	$568,674,163

(a)

This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income and Stable Value.

(b)

This category includes investments in U.S. government and agencies obligations, asset-backed securities, commercial and residential mortgaged-backed securities, corporate debt securities and FDIC-insured debt securities.

(c)	This category includes short-term investments in U.S. government and agencies obligations, commercial paper, certificates of deposits and repurchase agreements.
(d)

This category invests in Wachovia Collective Fund for Pimco Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Total fair value of investments as of December 31, 2009 classified within Level 3 consists of $541,035 in wrapper contracts and $513,259 in corporate bonds held within the portfolio of securities of the Plan’s SGICs.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common collective trusts	$—	$52,916,568	$—	$52,916,568
Common stocks	41,581,388	—	—	41,581,383
Mutual funds	176,637,723	—	—	176,637,728
Synthetic investment contracts	3,501,080	138,756,947	3,590,384	145,848,411
Unitized pooled mutual fund	—	17,133,024	—	17,133,024
Other investments	26,834	—	—	26,834

Total assets at fair value	$221,747,025	$208,806,539	$3,590,384	$434,143,948

Total fair value of investments as of December 31, 2008 classified within Level 3 consists of $378,075 in wrapper contracts and $3,212,309 in corporate bonds held within the portfolio of securities of the Plan’s SGICs.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Gains and Losses on Level 3 Investments

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009 and 2008.

	Level 3 Assets Year Ended December 31, 2009
	Corporate Bonds	Wrapper Contracts	Total
Balance at beginning of year	$3,212,309	$378,075	$3,590,384
Total net unrealized gains included in net investment income in the Statements of Changes in Net Assets Available for Benefits (a)	2,153,094	—	2,153,094
Total net realized (losses) included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(1,629,196)	—	(1,629,196)
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—	162,960	162,960
Net sales	(2,308,404)	—	(2,308,404)
Net transfers out of Level 3	(914,544)	—	(914,544)

Balance at December 31, 2009	$513,259	$541,035	$1,054,294

(a)	The change attributable to investments held at December 31, 2009 is $15,175.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

	Level 3 Assets
	Year Ended December 31, 2008
	Corporate Bonds	Wrapper Contracts	Total
Balance at beginning of year	$3,151,840	$319,251	$3,471,091
Total net unrealized (losses) included in net investment loss in the Statements of Changes in Net Assets Available for Benefits (a)	(2,382,550)	—	(2,382,550)
Total net realized (losses) included in net investment loss in the Statements of Changes in Net Assets Available for Benefits	(505,883)	—	(505,883)
Total net unrealized gains not included in net investment loss in the Statements of Changes in Net Assets Available for Benefits	—	58,824	58,824
Net sales	(1,424,306)	—	(1,424,306)
Net transfers into Level 3	4,373,208	—	4,373,208

Balance at December 31, 2008	$3,212,309	$378,075	$3,590,384

(a)	The change attributable to investments held at December 31, 2008 is ($2,379,207).

5. Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, invests primarily in SGICs. In a SGIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates.

However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contract; and
•	The duration of the underlying fixed income investments backing the wrapper.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 8.32% and (3.85)% for the years ended December 31, 2009 and 2008, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 2.00% and 4.96% for the years ended December 31, 2009 and 2008, respectively.

The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan’s Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contacts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a GIC, at the hypothetical market value based upon a contractual formula).

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

6. Self-managed brokerage accounts – Primary Fund

Participants in the Plan who invest their account balance through a self-managed brokerage account (“SMBA”) utilize the brokerage services of Ameriprise Financial, Inc., which include the use of a money market fund for cash settlement and sweep transactions. Prior to September 18, 2008, the fund used for these purposes was the Primary Fund, a series of The Reserve Fund (“The Reserve”) and whose investment manager is Reserve Management Company, Inc.

On September 15, 2008, Lehman Brothers Holdings, Inc. filed for Chapter 11 bankruptcy protection. Consequently, on September 16, 2008, Reserve Management Company, Inc., under the approval of the Board of Trustees of The Reserve Fund, took the following actions with respect to the Primary Fund: (1) adjusted to zero the value of the debt securities issued by Lehman Brothers Holdings, Inc. and held by the Primary Fund; and (2) adjusted the net asset value of the Primary Fund below $1.00 to $0.97 per share. The Primary Fund was then suspended, closed to redemptions and to new deposits.

On September 15, 2008, the Plan had $1,037,981 invested in the Primary Fund. The Reserve then incrementally liquidated the Primary Fund as its holdings matured, and periodically distributed its proceeds to investors on a pro rata basis. The fair value of the Primary Fund which remained suspended in the Plan was $52,800 and $213,168 as of December 31, 2009 and 2008, respectively.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The Plan is required to operate in conformity with the Code to maintain its qualification. Accordingly, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan continues to be qualified and the related trust tax-exempt.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

8. Plan Administration

The Retirement Plan Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Retirement Plan Committee.

9. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

10. Parties-in-Interest

Wachovia Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$591,178,023	$463,150,493
Contract value below fair value	(5,556,051)	(13,923,308)
Amounts allocated to withdrawing participants	(4,439)	(521,645)

Net assets available for benefits per Form 5500	$585,617,533	$448,705,540

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2009
Total additions per the financial statements	$193,077,600
Adjustments from contract value to fair value	8,367,257

Total income per Form 5500	$201,444,857

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2009
Benefits paid to participants per the financial statements	$63,201,035
Amounts allocated to withdrawing participants:
At December 31, 2009	4,439
At December 31, 2008	(521,645)

Benefits paid to participants per Form 5500	$62,683,829

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

12. Prohibited Transactions

On January 26, 2009, the U.S. Department of Labor (“the Department”) concluded a periodic investigation of the Plan and of the Plan’s Retirement Plan Committee’s activities as plan administrator. Their investigation determined that the Employer had performed multiple prohibited transactions between September 22, 2004 and February 25, 2008, through a pattern of funding participant voluntary contributions into the Plan beyond the allowable number of business days after the participants’ payroll deduction of such contributions. The total of such deferrals deemed to be late was $30,749,744. Effective March 1, 2008, the Employer corrected its procedures related to the timely funding of participant contributions into the Plan. On February 19, 2009, the Employer made a contribution of $59,031 for lost earnings into certain participants’ accounts in the Plan, as agreed upon by the Department to correct all prohibited transactions identified.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

13. Subsequent Events

On March 31, 2010, Wachovia Bank, N.A. completed its integration into Wells Fargo Bank, N.A., pursuant to the December 31, 2008 merger of Wells Fargo & Company (“Wells Fargo”) with Wachovia Corporation, through which Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations. There was no material impact to the Plan as a result of the integration.

Effective January 1, 2010, eligible full-time associates of the Employer may make voluntary tax-deferred contributions to the Plan, while not earning any company matching contributions or retirement contributions, prior to having completed one year of service with 1,000 or more hours of vesting service.

Effective January 1, 2010, the maximum percent of eligible compensation which Participants may contribute to the Plan, subject to the maximum permitted under Section 402(g) and 414(v) of the Code, is increased from 15% to 75%.

Effective June 30, 2010, the Abercrombie & Fitch and Dress Barn, Inc. common stock funds will be terminated as investment alternatives within the Plan. Previously, the Plan permitted Participants to maintain existing balances in these funds on a frozen basis.

Supplemental Schedules

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule G, Part III

Financial Transaction Schedule - Nonexempt Transactions

For the Year Ended December 31, 2009

(a) Identity of party involved		(b) Relationship to plan, employer, or other party in interest
Limited Service Corp.		Plan sponsor

(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value

Plan sponsor used earnings within the plan to offset the amount of one of the plan sponsor’s matching contributions during 2005. The correcting transaction was made June 2, 2006; however, the U.S. Department of Labor subsequently required the correction be made using a higher interest rate. The additional interest was deposited to the Plan on February 28, 2009.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	—	—	—
(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$588	$736	—

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contribution Corrected Outside VFCP	Contributions Pending Corrections in VFCP
$30,749,744	$—	$30,749,744*	$—	$—

* See note 12 in the footnotes to the financial statements.

Limited Brands, Inc. Savings Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Limited Brands, Inc.	Common Stock – 3,836,800 – shares	$73,820,032
	Dress Barn, Inc.	Common Stock – 61,045 – shares	1,409,529
	Abercrombie & Fitch Co.	Common Stock – 23,622 – shares	823,227
	American Balanced Fund	Mutual Fund – 1,535,171 – shares	24,854,416
	Allianz CCM Capital Appreciation Fund	Mutual Fund – 2,809,574 – shares	40,542,156
	Dodge & Cox Stock Fund	Mutual Fund – 393,884 – shares	37,867,986
	Hartford Midcap Holdings Fund	Mutual Fund – 928,145 – shares	19,416,790
	Vanguard Institutional Index Fund	Mutual Fund – 738,438 – shares	75,305,885
	Artisan International Investor Shares	Mutual Fund – 1,667,201 – shares	34,444,360
*	Evergreen Institutional Money Market Fund	Mutual Fund – 394,585 – shares	394,585
*	Wachovia Collective Fund for Pimco Total Return	Collective Fund – 1,799,338 – units	23,837,580
	Schwab Managed Retirement Trust 2010 Class II	Common Collective Trust – 344,339 – shares	5,127,201
	Schwab Managed Retirement Trust 2020 Class II	Common Collective Trust – 897,859 – shares	13,853,960
	Schwab Managed Retirement Trust 2030 Class II	Common Collective Trust – 1,502,998 – shares	23,762,396
	Schwab Managed Retirement Trust 2040 Class II	Common Collective Trust – 1,515,873 – shares	24,026,581
	Schwab Managed Retirement Trust 2050 Class II	Common Collective Trust – 93,753 – shares	787,528
	Schwab Managed Retirement Trust Income Class II	Common Collective Trust – 70,659 – shares	842,946
	Self Directed Brokerage Accounts		4,231,541

	Pooled Stable Value Fund
	RiverSource Trust Money Market Fund I	Common Collective Trust – 1,951,695 – shares	1,951,695
	RiverSource Trust Income Fund I	Common Collective Trust – 97,775 – shares	7,714,658

	Synthetic Contracts and Underlying Investments
	Bank of America I Wrapper	Contract Wrapper – 2.36%	15,084
	Bank of America II Wrapper	Contract Wrapper – 1.71%	20,386
	IXIS I Wrapper	Contract Wrapper – 1.83%	103,813
	IXIS II Wrapper	Contract Wrapper – 2.30%	27,226
	JP Morgan Wrapper	Contract Wrapper – 2.35%	40,636
	Pacific Life Wrapper	Contract Wrapper – 2.36%	45,393
	RaboBank Wrapper	Contract Wrapper – 1.76%	22,676
	State Street Wrapper	Contract Wrapper – 1.82%	93,049
	Royal Bank of Canada Wrapper	Contract Wrapper – 1.97%	90,218
	Monumental I Wrapper	Contract Wrapper – 2.21%	78,540
	Monumental II Wrapper	Contract Wrapper – 2.38%	4,014
	RiverSource Trust Bond Fund	Common Collective – 1,192,805 – shares	23,013,972
	RiverSource Trust Money Market Fund I	Common Collective – 14,575,382 – shares	14,576,389
	FNMA TBA	Government Obligation – 5.50% – due 01/01/31	2,773,805
	FNMA #636030	Government Obligation – 6.50% – due 04/01/32	86,607
	FNMA #638591	Government Obligation – 6.50% – due 04/01/32	711,475
	FHLMC GOLD #C66932	Government Obligation – 6.00% – due 05/01/32	58,157
	FNMA #646147	Government Obligation – 7.00% – due 06/01/32	317,919
	FHLMC TBA	Government Obligation – 6.00% – due 01/01/33	3,180,936
	FNMA #357324	Government Obligation – 5.00% – due 01/01/33	554,951
	FNMA #555528	Government Obligation – 6.00% – due 04/01/33	489,080
	FHLMC #780514	Government Obligation – 5.01% – due 05/01/33	72,957
	FNMA #555432	Government Obligation – 5.50% – due 05/01/33	625,320
	FNMA #704265	Government Obligation – 5.50% – due 05/01/33	572,339
	FNMA #705304	Government Obligation – 4.91% – due 06/01/33	118,532

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA #254793	Government Obligation – 5.00% – due 07/01/33	252,334
	FNMA #555591	Government Obligation – 5.50% – due 07/01/33	627,446
	FNMA #741897	Government Obligation – 5.00% – due 10/01/33	233,399
	GMACM 2004-HE2-A4	Corporate Bond – 3.65% – due 10/25/33	133,271
	FNMA #725090	Government Obligation – 4.81% – due 11/01/33	129,084
	FEDERAL NATL MTG ASSN GTD MTG PASS	Government Obligation – 6.00% – due 12/01/33	693,515
	FNMA #725815	Government Obligation – 6.00% – due 12/01/33	428,525
	FNMA 7/1 HYBRID ARM	Government Obligation – 4.80% – due 01/01/34	113,624
	GNMA II #003501	Government Obligation – 6.00% – due 01/20/34	564,958
	MSM 2004-2AR 3A	Corporate Bond – 4.89% – due 02/25/34	109,919
	FNMA #763798	Government Obligation – 5.50% – due 03/01/34	600,463
	FNMA #766731	Government Obligation – 5.00% – due 03/01/34	738,343
	FNMA #725425	Government Obligation – 5.50% – due 04/01/34	1,104,425
	FNMA 2004-60 PA	Government Obligation – 5.50% – due 04/25/34	214,993
	FNMA 2004-W3 A15	Government Obligation – 5.00% – due 05/25/34	42,706
	FNMA #785506	Government Obligation – 5.00% – due 06/01/34	729,898
	FNMA ARM #786628	Government Obligation – 5.67% – due 07/01/34	80,352
	FNMA	Government Obligation – 5.00% – due 08/01/34	464,406
	FNMA #745563	Government Obligation – 5.50% – due 08/01/34	929,422
	FNMA ARM #768117	Government Obligation – 5.44% – due 08/01/34	115,833
	FNMA #725773	Government Obligation – 5.50% – due 09/01/34	617,594
	FNMA #220925	Government Obligation – 5.50% – due 09/01/34	505,631
	FNMA ARM #801344	Government Obligation – 5.06% – due 10/01/34	98,325
	FNMA ARM #799769	Government Obligation – 5.05% – due 11/01/34	102,786
	FNMA #735224	Government Obligation – 5.50% – due 02/01/35	808,313
	FNMA #809534	Government Obligation – 5.13% – due 02/01/35	186,281
	FNMA	Government Obligation – 5.00% – due 06/01/35	592,786
	H 1G 1G0847	Government Obligation – 4.71% – due 07/01/35	769,562
	FNMA ARM #826908	Government Obligation – 5.09% – due 08/01/35	423,514
	GNMA REMIC TRUST 2009-86	Government Obligation – 3.54% – due 09/16/35	452,716
	RAMC 2005-3-AF3	Corporate Bond – 4.77% – due 10/25/35	165,826
	FNMA #888414	Government Obligation – 5.00% – due 11/01/35	953,111
	GNMA REMIC TRUST 2009-99 A	Government Obligation – 3.42% – due 11/16/35	1,346,844
	POPLR 2005-5-AF3	Corporate Bond – 5.09% – due 11/25/35	482,412
	CWL 2005-10-AF6	Corporate Bond – 4.91% – due 12/25/35	47,982
	CWL 2005-17-1AF2	Corporate Bond – 5.36% – due 12/25/35	224,398
	INDX 2005-AR25-A1	Corporate Bond – 5.64% – due 12/25/35	135,460
	FNMA ARM #849082	Government Obligation – 5.82% – due 01/01/36	415,495
	FNMA #865689	Government Obligation – 5.85% – due 02/01/36	362,551
	FNMA ARM #866097	Government Obligation – 6.14% – due 02/01/36	343,734
	RAMC 2005-4-A3	Corporate Bond – 5.56% – due 02/25/36	101,009
	CWHL 2006-HYB1-1A1	Corporate Bond – 5.28% – due 03/20/36	142,828
	FEDERAL NATL MTGE ASSN POOL #745418	Government Obligation – 5.50% – due 04/01/36	1,817,745
	WFMBS 2006-AR6-2A2	Corporate Bond – 5.07% – due 04/25/36	252,975
	RAMC 2006-1-AF3	Corporate Bond – 5.61% – due 05/25/36	545,470
	FNMA ARM #872753	Government Obligation – 5.83% – due 06/01/36	136,875
	SARM_06-5:4A1 CMO FLOAT%	Corporate Bond – 5.81% – due 06/25/36	202,748
	FNMA #883267	Government Obligation – 6.50% – due 07/01/36	405,162
	FNMA #886054	Government Obligation – 7.00% – due 07/01/36	305,414
	FNMA ARM #887096	Government Obligation – 5.81% – due 07/01/36	308,075

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	INDX 2006AR131A1	Corporate Bond 6.11% – due 07/25/36	195,543
	FHLMC #1G2450	Government Obligation – 5.90% – due 08/01/36	720,954
	INDYMAC LN TR 2006-AR1	Corporate Bond – 5.86% – due 08/25/36	749,880
	RAMC 2006-2-AF3	Corporate Bond – 5.69% – due 08/25/36	323,998
	CWHL 2006-HYB5-2A2	Corporate Bond – 5.76% – due 09/20/36	88,481
	FNMA #871091	Government Obligation – 6.50% – due 11/01/36	213,197
	JPMCC 2003-C1-A1	Corporate Bond - 4.27% – due 01/12/37	430,867
	RENAISSANCE HOME EQUITY LN TR 2006-4	Corporate Bond – 5.34% – due 01/25/37	204,636
	GCCFC 2005-GG5-A1	Corporate Bond – 4.79% – due 04/10/37	90,913
	RENAISSANCE HOME EQUITY LN TR 2007-2	Corporate Bond – 5.74% – due 06/25/37	182,571
	JPMCC 2005-CIBC12-	Corporate Bond – 4.85% – due 09/12/37	582,779
	MLMT 2005-CK1-A1	Corporate Bond – 5.08% – due 11/12/37	125,919
	FNMA 889052	Government Obligation – 6.00% – due 02/01/38	1,235,159
	GNMA SERIES 2009-80	Government Obligation – 3.31% – due 03/16/38	903,580
	MLMT 2005-CIP1-A1	Corporate Bond – 4.63% – due 07/12/38	106,887
	CSFB 2005-C4-A1	Corporate Bond – 4.77% – due 08/15/38	92,328
	CS FIRST BOSTON MTGE SECURITIES	Corporate Bond – 5.10% – due 08/15/38	782,002
	FREDDIE MAC GIANT	Government Obligation – 6.00% – due 09/01/38	807,426
	FGLMC 6 2008	Government Obligation – 6.00% – due 12/01/38	887,134
	FHLMC GOLD TBA 30 YR	Government Obligation – 5.50% – due 01/15/39	576,125
	GNMA TBA 30YR	Government Obligation – 6.00% – due 01/15/39	581,109
	CSMC 2006-C1-A2	Corporate Bond – 5.51% – due 02/15/39	534,053
	GCCFC 2007-GG9-A2	Corporate Bond – 5.38% – due 03/10/39	686,835
	FEDERAL NATL MTGE ASSN POOL #930958	Government Obligation – 5.00% – due 04/01/39	2,355,296
	FNMA MORT #AD0319	Government Obligation – 5.50% – due 10/01/39	2,078,869
	FHLMC GOLD TBA 30 YR	Government Obligation – 4.50% – due 01/15/40	1,172,063
	FHLMC GOLD TBA 30 YR	Government Obligation – 5.00% – due 01/15/40	1,640,499
	JPMCC 2004-LN2-A1	Corporate Bond – 4.47% – due 07/15/41	283,681
	WBCMT 2005-C18-A2	Corporate Bond – 4.66% – due 04/15/42	419,138
	CGCMT 2005-C3-A1	Corporate Bond – 4.39% – due 05/15/43	137,363
	MSC 2006-HQ9-AAB	Corporate Bond – 5.68% – due 07/12/44	611,108
	GECMC 2005-C3-A2	Corporate Bond – 4.85% – due 07/10/45	1,023,291
	WBCMT 2006-C27-APB	Corporate Bond – 5.73% – due 07/17/45	837,072
	LB-UBS CMBS 2007-C7	Corporate Bond – 5.87% – due 09/15/45	582,840
	WMALT 2007-OC1-A2	Corporate Bond – 0.59% – due 01/25/47	251,704
	WBCMT 2006-C29-A4	Corporate Bond – 5.31% – due 11/15/48	801,362
	CD 2007-CD4-A2B	Corporate Bond – 5.20% – due 12/11/49	906,118
	GNMA REMIC TRUST 2009-105	Government Obligation – 3.46% – due 12/16/50	1,214,938
	FORD CR AUTO TR 2009-E	Corporate Bond – 2.42% – due 11/15/14	983,170
	DUKE ENERGY	Corporate Bond – 4.50% – due 04/01/10	561,646
	GCCFC 2003-C2 A3	Corporate Bond – 4.53% – due 07/05/10	1,053,633
	CITIGROUP INC	Corporate Bond – 6.50% – due 01/18/11	370,926
	JPMORGAN CHASE	Corporate Bond – 1.65% – due 02/23/11	405,887
	SBC COMMUNICATIONS	Corporate Bond – 6.25% – due 03/05/11	490,206
	BMW VEH LEASE TR TALF 2009-1	Corporate Bond – 2.04% – due 04/15/11	352,210
	FEDERAL HOME LN MTG CORP	Government Obligation – 1.00% – due 08/18/11	703,558
	CPS AUTO RECEIVABLES TR 2007-A	Corporate Bond – 5.04% – due 09/15/11	49,292
	VERIZON PENNSYLVANIA	Corporate Bond – 5.65% – due 11/13/11	636,600
	FEDERAL HOME LN BKS	Government Obligation – 1.25% – due 12/30/11	992,677
	BARCLAYS BK PLC	Corporate Bond – 2.70% due – 03/05/12	1,148,951

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	KREDITANSTALT FUR WIEDERAUFB	Corporate Bond – 2.25% – due 04/16/12	616,904
	BANK OF AMERICA FDIC GTD TLG	Corporate Bond – 2.10% – due 04/30/12	430,435
	FNMA #545701	Government Obligation – 7.00% – due 07/01/12	3,254
	AMCAR 2007-DF-A3A	Corporate Bond – 5.49% – due 07/06/12	624,413
	SDART 2007-3-A3	Corporate Bond – 5.42% – due 08/15/12	80,640
	TRIAD AUTOMOBILE RECEIVABLES TR	Corporate Bond – 5.24% – due 10/12/12	610,532
	AMCAR 2008-AF A3	Corporate Bond – 5.68% – due 12/12/12	611,475
	VOLKSWAGEN AUTO	Corporate Bond – 5.47% – due 03/20/13	631,794
	CITIBANK CCIT 2006-A4 A	Corporate Bond – 5.45% – due 05/10/13	716,043
	WORLD OMNI AUTO REC TR	Corporate Bond – 0.30% – due 05/15/13	974,119
	FEDERAL HOME LN MTG CORP MTN	Government Obligation – 4.00% – due 06/12/13	2,906,613
	USAOT 2009-1 A3	Corporate Bond – 3.02% – due 06/17/13	665,030
	PACIFICORP	Corporate Bond – 5.45% – due 09/15/13	93,918
	FGOLD 10 YR #G12100	Government Obligation – 5.00% – due 11/01/13	83,383
	BA CEDIT CARD TR 2008-5A A	Corporate Bond – 1.43% – due 12/15/13	301,585
	FEDERAL NATL MTG ASSN	Government Obligation – 5.13% – due 01/02/14	860,993
	AMERICAN EXPRESS CREDIT 2006 A	Corporate Bond – 5.35% – due 01/15/14	344,601
	AMERICREDIT AUTO	Corporate Bond – 1.00% – due 01/15/14	448,946
	FNMA	Government Obligation – 2.75% – due 02/05/14	1,137,079
	CAPITAL AUTO RECEIVABLES ASSET TR	Corporate Bond – 5.21% – due 03/17/14	630,109
	UNITED STATES TREAS NTS	Government Obligation – 1.25% – due 04/15/14	555,681
	HARLEY-DAVIDSON MT TALF 2009-4	Corporate Bond – 2.40% – due 07/15/14	546,307
	FNMA #535170	Government Obligation – 5.50% – due 09/01/14	81,228
	PRIVATE EXPORT	Government Obligation – 3.05% – due 10/15/14	964,416
	UNITED STATES TREAS NTS	Government Obligation – 2.38% – due 10/31/14	323,595
	NISSAN AUTO RECEIVABLES 2008-B OWNER	Corporate Bond – 5.05% – due 11/17/14	1,040,895
	FANNIE MAE	Government Obligation – 2.63% – due 11/20/14	858,939
	UNITED STATES TREAS NTS	Government Obligation – 2.13% – due 11/30/14	3,213,381
	CITIBANK CREDIT CARD ISSUANCE	Corporate Bond – 2.30% – due 12/23/14	646,797
	U.S. T-BOND TIPS	Government Obligation – 1.63% – due 01/15/15	557,384
	FHLMC 2750 DB	Government Obligation – 4.50% – due 05/15/15	7,196
	HONDA AUTO RECV TALF 2009-2	Corporate Bond – 4.43% – due 07/15/15	709,223
	NISSAN AUTO RECV TALF 2009-A	Corporate Bond – 4.74% – due 08/17/15	743,601
	FNMA #387608	Government Obligation – 4.48% – due 09/01/15	627,765
	FNMA #568049	Government Obligation – 6.00% – due 04/01/16	78,044
	UNITED STATES TREAS NTS	Government Obligation – 2.63% – due 04/30/16	433,199
	FNMA #745727	Government Obligation – 4.91% – due 05/01/16	791,708
	FHLMC 2617 HD	Government Obligation – 7.00% – due 06/15/16	71,558
	FNMA #462237	Government Obligation – 5.16% – due 07/01/16	466,490
	FNMA #648349	Government Obligation – 6.00% – due 06/01/17	121,977
	FNMA #545864	Government Obligation – 5.50% – due 08/01/17	197,551
	FNMA #254536	Government Obligation – 7.00% – due 09/01/17	40,794
	FNMA #672029	Government Obligation – 6.00% – due 12/01/17	211,997
	FNMA TBA	Government Obligation – 5.00% – due 01/01/18	2,319,900
	FHLMC 2843-BA	Government Obligation – 5.00% – due 01/15/18	115,553
	FNMA #681400	Government Obligation – 5.50% – due 03/01/18	122,937
	FNMA #703937	Government Obligation – 5.50% – due 05/01/18	74,068
	FHLMC GOLD #E97247	Government Obligation – 5.00% – due 06/01/18	117,464
	FHLMC GOLD #E99565	Government Obligation – 5.50% – due 09/01/18	86,056
	FGOLD 15 YR #G12101	Government Obligation – 5.00% – due 11/01/18	203,681

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA #735935	Government Obligation – 5.00% – due 12/01/18	469,027
	FHLMC 2907-AG	Government Obligation – 4.50% – due 03/15/19	148,510
	UNITED STATES TREAS NTS	Government Obligation – 3.13% – due 05/15/19	5,915,770
	UNITED STATES TREAS NTS	Government Obligation – 3.63% – due 08/15/19	1,993,635
	UHAUL 2007-CP1-CP	Corporate Bond – 5.40% – due 05/25/20	988,976
	FHLMC #D95319	Government Obligation – 6.00% – due 03/01/22	191,277
	FHLMC REMIC SERIES 3600	Government Obligation – 3.50% – due 10/15/22	851,807
	FEDERAL NATL MTGE ASSN POOL #976421	Government Obligation – 4.50% – due 03/01/23	277,672
	FEDERAL NATL MTG ASSN GTD MTG PASS	Government Obligation – 6.00% – due 04/01/23	1,000,174
	F CI 988113	Government Obligation – 5.50% – due 08/01/23	451,382
	F CI 988961	Government Obligation – 5.50% – due 08/01/23	478,919
	U.S. TREASURY BOND	Government Obligation – 6.00% – due 02/15/26	292,164
	FNMA 30YR TBA	Government Obligation – 6.00% – due 09/01/28	1,217,921
	U.S. TREASURY BOND	Government Obligation – 5.25% – due 02/15/29	899,164
	CDC COMMERCIAL MTGE	Corporate Bond – 5.68% – due 11/15/30	1,168,827
	BOAMS 2004-E 2A6	Corporate Bond – 4.11% – due 06/25/34	233,034
	BACM 2006-2-AAB	Corporate Bond – 5.72% – due 05/10/36	463,385
	COUNTRYWIDE ALT TR 2006-HY12	Corporate Bond – 6.11% – due 08/25/36	142,015
	FNMA TBA 30YR	Government Obligation – 4.50% – due 01/15/39	1,197,750
	BSCMS 2005-PWR9-A1	Corporate Bond – 4.50% – due 09/11/42	120,605
	BSCMS 2005-T20-A2	Corporate Bond – 5.13% – due 10/12/42	1,279,402
	BACM 2005-4-A1	Corporate Bond – 4.43% – due 07/10/45	49,477
	CWALT 2006-OA11-A3	Corporate Bond – 0.65% – due 09/25/46	220,142
	BACM 2005-6-A2	Corporate Bond – 5.19% – due 09/10/47	484,453
	CAPITAL ONE CC TR 2006-2A A	Corporate Bond – 4.85% – due 11/15/13	612,715
*	WACHOVIA AUTO OWNER TR 2008-A	Corporate Bond – 4.81% – due 09/20/12	989,171

			$568,674,163

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 28, 2010	By:	/s/ Ezra Singer
Ezra Singer
Senior Vice President,
Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP